UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 19, 2024, InterCure Ltd. (the “Company”), has secured funding commitments of NIS 66 million (approximately USD 18.2M), which may increase to NIS 107 million (approximately USD 29.8M).

The funding includes a commitment by certain investors, including the Company’s Chief Executive Officer, Mr. Alexander Rabinovich, and two existing shareholders, Mr. Yaron Yakobi and Mr. Tzahi Hagag, who, as a result of the investment, will each hold more than 5% of the Company’s issued and outstanding share capital (collectively, the “Investors”) to purchase ordinary shares of the Company by way of a private placement (the “Private Placement”). In the Private Placement, InterCure has agreed to issue to the Investors (i) an aggregate of 7,349,896 ordinary shares of the Company, at a purchase price of NIS 4.83 (approximately USD 1.34) per ordinary share, at a premium above the opening price of InterCure’s ordinary shares on the Tel Aviv Stock Exchange on the morning of Monday, December 16, 2024, which was NIS 4.81 per share (the “Determining Date”) and (ii) warrants (the “Warrants”), that will have a term of four years, to purchase up to an additional 7,349,896 ordinary shares of the Company at an exercise price equal to NIS 5.70 (approximately USD 1.58) (the “Exercise Price”), at an 18% premium above the opening price of InterCure’s ordinary shares on the Determining Date, which may further increase the proceeds from the Private Placement up to a total of approximately NIS 77 million (approximately USD 21.5M) if the Warrants are fully exercised in cash. All of the issued securities shall be restricted under the Nasdaq rules. The consideration for the allocated securities was determined through negotiations between the Company and the Investors, based on the opening share price on the Determining Date. The Private Placement is subject to certain closing conditions, which include the approval of the shareholders of the Company.

In addition, the Company received a binding commitment from one of the leading banks in Israel, to provide the Company with a loan of NIS 30M (approximately USD 8.3M), for a period of up to 24 months (the “Loan”). The Loan is subject to certain closing conditions, including closing the Private Placement.

The Private Placement will be made without an underwriter, placement agent, broker, or dealer.

A copy of the press release related to the Private Placement entitled “InterCure has Secured Funding of NIS 66M to support the recovery of Nir Oz Facility” is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements may include, but are not limited to, the Company’s success of its global expansion plans, its expansion strategy to major markets worldwide, the inability to successfully complete the proposed transactions; statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the successful completion of the proposed transactions, the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated December 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: December 20, 2024	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer